UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-54841

D.E MASTER BLENDERS 1753 N.V.

(Exact name of registrant as specified in its charter)

Oosterdoksstraat 80 1011 DK Amsterdam The Netherlands +31 20-558-1753

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, nominal value €0.12 per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers) ☐

PART I

Item 1.	Exchange Act Reporting History

A.     D.E Master Blenders 1753 N.V. (“DEMB” or the “Company”) is an international coffee and tea company incorporated and headquartered in the Netherlands with no significant operations in the United States. DEMB was created when the coffee and tea business of then Sara Lee Corporation was spun off and, through a series of transactions, became owned by DEMB. DEMB first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on June 1, 2012 when its registration statement under the Securities Act of 1933 (the “Securities Act”) on Form F-1 was declared effective. DEMB filed a Form 8-A12G on October 19, 2012 registering its shares under Section 12(g) of the Exchange Act. DEMB has never had any of its securities listed on a U.S. securities exchange.

On June 19, 2013, Oak Leaf B.V., a Dutch private limited liability company wholly owned by an investor group, launched a tender offer for all of the issued and outstanding shares of DEMB (the “Tender Offer”). On September 25, 2013, Oak Leaf B.V. announced it had acquired 95.27% of DEMB’s outstanding shares. Oak Leaf B.V. also announced its intention to delist DEMB’s shares from the NYSE Euronext exchange in Amsterdam (“Euronext Amsterdam”) and to effect a statutory buy-out procedure in accordance with Sections 2:92a, 2:201a or 2:359c of the Dutch Civil Code (the “Squeeze Out Procedure”) in order to acquire the remaining outstanding DEMB shares. Under Dutch law, the Squeeze Out Procedure can take between five and nine months to complete.

Under Dutch civil law, the Squeeze Out Procedure is a judicially supervised proceeding held before the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”). Pursuant to this proceeding, once a shareholder holds at least 95% of the issued share capital of a Dutch company, as Oak Leaf B.V. currently does of DEMB, it can as a matter of right squeeze out the remaining minority shareholders. The majority shareholder seeking to squeeze out the remaining shareholders initiates the proceeding and proposes the squeeze out price, which is typically the price equal to the public offer price. Oak Leaf B.V. has already undertaken to propose the same price pursuant to the Squeeze Out Procedure as it paid pursuant to the Tender Offer. The Enterprise Chamber has the authority to award the price proposed by Oak Leaf B.V. (which is the price already accepted by holders of more than 95% of DEMB’s shares) or to appoint one or more experts to advise the Enterprise Chamber on the fairness of the squeeze out price. Any experts appointed for the Squeeze Out Procedure have the right to request information from DEMB to determine whether the proposed squeeze out price is fair. Therefore, the Enterprise Chamber and by extension minority shareholders are not dependent upon the publication of reports required under Section 13(a) of the Exchange Act in order to obtain the benefit of the Squeeze Out Procedure.

B.     DEMB has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules thereunder for the 12 months preceding the filing of this Form 15F. DEMB has filed at least one annual report under Section 13(a) of the Exchange Act on Form 20-F in the 12 months preceding the filing of this Form 15F.

Item 2.	Recent United States Market Activity

The Form F-1 described above is the only registration statement under the Securities Act filed by DEMB. No DEMB shares have ever been sold by DEMB in the United States.

Item 3.	Foreign Listing and Primary Trading Market

A.     The foreign jurisdictions that together constitute the primary trading market for the Company’s ordinary shares are the Netherlands and the United Kingdom. In the Netherlands, the Company’s ordinary shares are listed on Euronext Amsterdam and are traded off-exchange through multilateral trading facilities based in the Netherlands and through over the counter trading in the Netherlands. In the United Kingdom the ordinary shares are traded through MTFs based in the United Kingdom and through over-the-counter trading in the United Kingdom. The trading markets for DEMB’s securities in the Netherlands and the United Kingdom are larger than the trading market for DEMB’s securities in the United States.

B.     DEMB’s ordinary shares have been listed on Euronext Amsterdam in the Netherlands since July 9, 2012, including at the time of filing this Form 15F and during the 12-month period immediately preceding the date hereof.

C.     The percentage of trading of the Company’s ordinary shares that took place in, on or through the facilities of a securities market or markets in the Netherlands and the United Kingdom during the 12-month period starting on August 30, 2012 and ending on August 30, 2013 was approximately 66%. The foregoing percentage was calculated based on applying to trading volumes of the Company’s ordinary shares reported on the Markit BOAT trade reporting system (“BOAT”) the same percentage of worldwide ADTV that the Netherlands and the United Kingdom represented in non-BOAT reported volumes. Additional information regarding BOAT trading volumes on a country-by-country basis was not available. The Company has no reason to believe that the 44.68% of the worldwide ADTV of the Company’s ordinary shares during such 12-month period that was reported via BOAT does not reflect a geographic breakdown of underlying trading volumes comparable to the non-BOAT reported trading in the Company’s ordinary shares.

Item 4.	Comparative Trading Volume Data

A.     DEMB is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning August 30, 2012 through August 30, 2013.

B.     During this 12-month period, the average daily trading volume (“ADTV”) of DEMB’s ordinary shares in the United States (including off-exchange and on-exchange transactions) was 177,610 shares, and the ADTV of DEMB’s ordinary shares on a worldwide basis was 6,644,771 shares.

C.     During this 12-month period, the ADTV of DEMB’s ordinary shares in the United States was approximately 2.7% of the ADTV of the ordinary shares on a worldwide basis.

D.     The ordinary shares have never been listed on nor delisted from a national securities exchange or inter-dealer quotation system in the United States.

E.     DEMB has never terminated a sponsored American depositary receipt (ADR) facility regarding the ordinary shares.

F.     The trading volume information used for determining whether DEMB meets the requirements of Rule 12h-6 under the Exchange Act was obtained from Bloomberg (for the U.S. ADTV data) and from Fidessa (for the worldwide ADTV data).

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.     DEMB published the notice, required by Exchange Act Rule 12h-6(h), disclosing its intention to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act, by means of a press release issued on October 24, 2013.

B.     The press release described above was disseminated by major financial news wire services in the United States and submitted to the SEC on Form 6-K on October 24, 2013. Additionally, the notice was published on DEMB’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)     The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)     Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)     It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, D.E Master Blenders 1753 N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, D.E Master Blenders 1753 N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup
Chief Financial Officer

Date: October 24, 2013

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